Exhibit 99.1

                            Explanation of Responses

(1) Pursuant to an agreement made and entered into as of June 28, 2006, Third Point LLC ("Third Point") has the irrevocable right, for the benefit of certain funds to which Third Point acts as investment manager or adviser (the "Funds), to receive any and all compensation, including cash and securities, otherwise payable to Daniel S. Loeb ("Mr. Loeb") and Todd Q. Swanson in their capacities as directors of Massey Energy Company. In accordance with this agreement, Third Point received on behalf of the Funds the shares of common stock and restricted stock units reported in this Form
     4. Mr. Loeb is the Managing Member of Third Point, and by reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, Mr. Loeb and Third Point may be deemed to be the beneficial owner of the securities beneficially owned by the Funds. Mr. Loeb and Third Point each disclaim beneficial ownership of all such securities, except to the extent of any indirect pecuniary interest therein.

(2) The settlement price of each restricted stock unit is the cash value of one share of common stock of Massey Energy Company on the date on which such restricted stock unit vests.

(3) The interest in the restricted stock units will vest and become transferable in five equal annual installments, beginning on March 14, 2007 and ending on March 14, 2011.